787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 7, 2012

Via EDGAR

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments on BlackRock Shareholder Reports

Dear Ms. Hatch:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in telephone conversations on September 19, 2012, September 26, 2012, September 28, 2012 and October 5, 2012 regarding the shareholder reports of the registrants as identified on Exhibit A (the “Registrants”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment.

General Comments

Comment No. 1.	(Comment on N-1A Filings) For share classes that automatically convert to another share class after a certain period of time, please confirm that the average annual total returns included in the performance table reflects the returns of the class being converted into.
Response No. 1:	The Registrants confirm that when reporting performance after a share class conversion, the ten year average annual total return included in the performance table reflects the returns of the class into which the shares are being converted.

New York  Washington, DC  Paris  London  Milan  Rome  Frankfurt  Brussels

December 7, 2012 Page 2
Comment No. 2.	The Notes to Financial Statements for certain Funds (generally for those Funds that engage in securities lending activities) state that with respect to a Fund’s investment in BlackRock Liquidity Series, LLC Money Market Series (the “Money Market Series”) “the Fund may withdraw up to 25% of its investment daily, although the manager of the Money Market Series, in its sole discretion, may permit an investor to withdraw more than 25% on any one day.” Please consider adding this language as a tickmark in the Schedule of Investments.
Response No. 2:	The suggested change will be made to future shareholder reports, when applicable. The Schedules of Investments will include the following tickmark where appropriate: “The Fund may withdraw up to 25% of its investment in the BlackRock Liquidity Series, LLC Money Market Series (the “Money Market Series”) daily, although the manager of the Money Market Series, in its sole discretion, may permit an investor to withdraw more than 25% on any one day.”
Comment No. 3.	On the Statement of Operations, certain Funds (e.g., BlackRock Mid-Cap Growth Equity Portfolio and BlackRock Mid-Cap Value Equity Portfolio) list “Litigation proceeds” under the “Realized Gain” sub-heading. Please confirm that these proceeds are not from securities currently held by the Funds. If the litigation proceeds are from securities held by a Fund, the proceeds should be characterized as unrealized gain and should be re-classified as an offset to costs.
Response No. 3:	The “Litigation proceeds” of BlackRock Mid-Cap Growth Equity Portfolio are not from securities currently held by the Fund. The majority (97%) of the “Litigation proceeds” of BlackRock Mid-Cap Value Equity Portfolio are not from securities currently held by the Fund. The remaining 3%, which are from securities currently held by the Fund, was deemed immaterial. The Registrants confirm that if litigation proceeds are primarily from securities held by a Fund, these proceeds will be characterized as unrealized gain.
Comment No. 4.	Please confirm whether recoupment of manager fee waivers are applied on a class level or on a Fund level. If recoupment is applied on a class level, amounts should be provided on a class-by-class basis in the Notes to Financial Statements (certain Funds disclose recoupment amounts on a Fund level basis, e.g. BlackRock Core Bond Fund).
Response No. 4:	Expense waiver recoupments can occur both at the class level and the fund level. The amounts that have been recouped during the fiscal year are disclosed by class level in the Notes to Financial Statements. Amounts subject to possible future recoupment will be shown on a class-by-class basis, when applicable, in all future shareholder reports.
Comment No. 5.	On the Fair Valuation Input table in the Schedule of Investments, certain Funds (e.g., BlackRock Energy & Resources Portfolio) that had Level 3 holdings do not show a roll forward from the previous year. Please confirm whether a materiality

December 7, 2012 Page 3

threshold is being applied to determine whether to exclude the roll forward. If you are willing, please state what that materiality threshold is.

Response No. 5:	The Registrants confirm that a materiality threshold is being applied to determine whether to exclude a roll forward from the previous year in the Level 3 holdings. A Fund will include a Level 3 roll forward if the Level 3 investments at the beginning or end of the period are greater in the aggregate than 1% of the Fund’s net assets. Per FASB ASC 105-10-05-06, the provisions of the FASB Codification need not be applied to immaterial items. The Registrants take the position that a Level 3 roll forward may be omitted in situations where the amount of Level 3 assets or liabilities is not material.
Comment No. 6.	For Funds that have heavy derivatives exposure, please disclose information about the existence and nature of credit-risk-related contingent features. Reference is made to accounting guidance ASC 815-10-50-4H.
Response No. 6:	The Funds currently disclose the following in accordance with FASB ASC 815-10-50-4H: “Certain ISDA Master Agreements allow counterparties to OTC derivatives to terminate derivative contracts prior to maturity in the event the Funds’ net assets decline by a stated percentage or the Funds fail to meet the terms of its ISDA Master Agreements, which would cause the Funds to accelerate payment of any net liability owed to the counterparty.”
Comment No. 7.	For Funds that write or sell credit default swaps, please confirm that the Funds cover the full notional amount of the credit default swap.
Response No. 7:	If a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.
Comment No. 8.	Certain Funds appear to have outstanding debt (other than a line of credit) but do not provide a cash flow statement (e.g., BlackRock Strategic Income Opportunities Portfolio, BlackRock Low Duration Bond Portfolio and BlackRock Core Bond Portfolio). Please explain how Fund management determined that these Funds do not need to provide a cash flow statement.
Response No. 8:	A Fund will present a Statement of Cash Flows in the financial statements if average borrowings for the period exceed 10% of its average total assets. None of the Funds referenced above had average borrowings for the relevant period exceeding the 10% threshold. The Registrants note that for these purposes reverse repurchase agreements are included in the borrowings calculation.

December 7, 2012 Page 4

Money Market Fund Comments

Comment No. 9.	Certain Funds disclose a different expense ratio in the Expense Example in the Annual Report than is disclosed in the Financial Highlights. Please explain the reason for this discrepancy.

For example:

BlackRock Municipal Money Market Portfolio – Investor A

Expense Example expense ratio: 0.18%

Financial Highlights expense ratio: 0.25%

BlackRock New Jersey Municipal Money Market Portfolio – Investor A

Expense Example expense ratio: 0.24%

Financial Highlights expense ratio: 0.38%

BlackRock Ohio Municipal Money Market Portfolio – Investor A

Expense Example expense ratio: 0.16%

Financial Highlights expense ratio: 0.27%

Response No. 9:	The expense ratio in the Financial Highlights is calculated using the amount of expenses shown in each Fund’s Statement of Operations for the period, per Regulation S-X. The expense ratio in the annual report is calculated using a 12-month period while the expense ratio in the semi-annual report is calculated using a 6-month period. A Fund’s expense ratio used in the Expense Example, which is calculated in the manner required by Instruction 4(b) to Item 13(a) of Form N-1A, requires the use of the Fund’s most recent fiscal half-year (e.g., the Fund’s second fiscal half-year in the case of an annual report) on an annualized basis. Voluntary expense waivers that were instituted in order to maintain minimum levels of daily net investment income for these Funds were higher in the second half of the year than they were in the first half of the year. Therefore the expense ratio in the expense example is lower than the expense ratio in the financial highlights.
Comment No. 10.	Certain Funds disclose a different expense ratio in the prospectus expense table than is disclosed in the Financial Highlights. Please explain the reason for this discrepancy.

For example:

BIF Government Securities Fund

Expense table expense ratio: 0.70%

Financial Highlights expense ratio: 0.49%

BIF Treasury Fund

Expense table expense ratio: 0.58%

Financial Highlights expense ratio: 0.49%

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Response No. 10:	The net expense ratios in the prospectus fee table reflect only contractual fee waivers and do not include additional voluntary waivers that were instituted in order to maintain minimum levels of daily net investment income. The net expense ratios in the financial highlights include all fee waivers.
Comment No. 11.	For BlackRock Money Market Portfolio, the Financial Highlights for Investor A Shares is missing tickmark “2” on the “Total Investment Return” line item for the period October 1, 2008 to March 31, 2009.
Response No. 11:	The missing tickmark will be added to all future shareholder reports, when applicable.
Comment No. 12.	For all Money Market Funds, consider tickmarking all values below 0.0005 on the Financial Highlights tables.
Response No. 12:	The suggested change will be made to all future shareholder reports, when applicable.
Comment No. 13.	For the BIF Ohio Municipal Money Fund, the Schedule of Investments shows that the Fund held 68% of its assets in Ohio municipal securities. The Fund’s prospectus discloses that the “Fund will generally invest at least 80% of its assets in Ohio municipal securities.” Please explain whether the Fund was in compliance with its stated 80% policy.
Response No. 13:	The Fund confirms that it was in compliance with its stated 80% policy.
Comment No. 14.	For the BIF Ohio Municipal Money Fund, the Statement of Assets and Liabilities discloses “Investments sold receivable” of approximately $28M (which was approximately 28% of the Fund’s net assets), however, the Staff did not see any Fund liability that would require the Fund to raise that much cash. Was the Fund aware of an incoming redemption that was not included on the Statement of Assets and Liabilities? (The Staff notes that in the next quarterly report for the period ended June 30, 2012, the Fund’s assets decreased by approximately $25M.)
Response No. 14:	The “Investments sold receivable” was not related to redemption activity and represents called bonds which settled on April 2, 2012. The Fund notes that it had approximately $100 million in net assets as of March 31, 2012 and approximately $84 million in net assets as of June 30, 2012. The difference in net assets between the first and second quarters is not related to the called bonds.

Closed-end Municipal Funds

Comment No. 15.	For Funds that hold Tender Option Bonds (TOBs), please confirm that the Funds segregate liquid assets equal to the amount of the bond plus accrued interest.

December 7, 2012 Page 6
Response No. 15:	The Registrants confirm that Funds that hold TOBs segregate liquid assets equal to the amount of the short term floating rate securities issued by the tender option bond trust plus accrued interest.
Comment No. 16.	In the section of the shareholder reports captioned “The Benefits and Risks of Leveraging,” please explain why the figures provided in the “Percentage of Leverage” table do not correspond to the level of leverage disclosed in the Schedule of Investments.

For Example:

Fund Ticker	Percentage of Leverage disclosed in The Benefits and Risks of Leverage Section	Percentage of leverage disclosed in the Schedule of Investments
MUC	43%	74.3%
MUJ	37%	59.4%
MFT	39%	63.6%
MIY	38%	60.4%
MJI	35%	53.7%

Response No. 16:	The Registrants note that the percentages for leverage in the Schedule of Investments are based solely on a Fund’s net asset value, as noted at the top of the Schedule of Investments. The percentages in the section captioned “The Benefits and Risks of Leveraging” are based on a Fund’s managed assets, which include the net asset value and borrowings.
Comment No. 17.	In the Statement of Operations included in future reports, please separately report interest expense and amortization of offering costs.
Response No. 17:	The Registrants respectfully decline to make this change. In accordance with FASB ASC 835-30-45, debt issue costs are recorded as a deferred charge and amortized to interest expense over the term of the life of the debt. Because these costs are amortized to interest expense, these are included as one line item on the Statement of Operations and it is indicated that the line item includes interest expense and offering cost amortization.
Comment No. 18.	For Funds that have issued VRDP Shares, the Notes to Financial Statements (Note 1) states that costs in connection with the issuance of VRDP Shares are recorded

December 7, 2012 Page 7

as a deferred charge and will be amortized over the 30-year life of the VRDP Shares with the exception of upfront fees paid to the liquidity provider which are amortized over the life of the liquidity agreement. Similarly, certain Funds disclose that costs in connection with the issuance of VMTP Shares are recorded as a deferred charge and will be amortized over 3 years. Please explain the accounting treatment of these policies. Reference is made to accounting guidance in paragraphs 5-6 of FASB ASC 946-20-25 and 946-20-35-5, which requires that offering costs of closed-end funds shall be charged to paid-in capital upon sale of the shares or units.

Response No. 18:	VRDP and VMTP Shares (“Preferred Shares”) have (i) a mandatory redemption 30 years and 3 years, respectively, from the date of issuance, (ii) a conditional demand feature and (iii) an optional redemption provision that allows a Fund to redeem the Preferred Shares. FASB ASC 480-10-25-4 states that a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. Because the redemption will occur up to 3 or 30 years, as applicable, from the date of issuance (which will not be the termination date of the issuing Fund), the Preferred Shares are considered debt of the issuing Fund. In accordance with FASB ASC 835-30-45, debt issue costs are recorded as a deferred charge and amortized to interest expense over the term of the life of the debt. Upfront fees paid to the liquidity provider (in the case of VRDP only) are amortized over the life of the agreement since the agreements typically have a one- or two-year term. FASB ASC 946-20-25 and FASB ASC 946-20-35-5 are applicable to the initial offering of shares or units before commencement of operations, as no shares were issued (and thus that guidance is not applicable to the issuance of debt).
Comment No. 19.	For the Funds that have issued VRDP or VMTP Shares, please explain why no offering documents have been filed with the Commission. What exemption is BlackRock relying on with respect to these offerings? (e.g., BlackRock MuniHoldings California Quality Fund, Inc. (MUC), BlackRock MuniHoldings New Jersey Quality Fund, Inc. (MUJ), BlackRock MuniYield Investment Quality Fund (MFT), BlackRock MuniYield Michigan Quality Fund, Inc. (MIY), BlackRock MuniYield New Jersey Quality Fund, Inc. (MJI), BlackRock MuniYield Pennsylvania Quality Fund (MPA).)
Response No. 19:	The Funds that have issued VRDP and VMTP Shares have made these offerings in transactions conducted under Rule 144A.
Comment No. 20.	In the Notes to Financial Statements (Note 7), certain Funds disclose that the Funds financed AMPS redemptions with proceeds received from the issuance of VRDP Shares. Please explain whether the Board of Directors/Trustees of each of these Funds considered whether the issuance of VRDP Shares to finance AMPS redemptions was in the best interests of the common shareholders of the Funds.

December 7, 2012 Page 8
Response No. 20:	The Board of Directors/Trustees of each Fund that has issued VRDP Shares to finance AMPS redemptions has considered, based on the facts and circumstances applicable to each such Fund, whether the issuance of the VRDP shares would be appropriate and in the best interest of the respective Fund as a whole and its shareholders, including common shareholders.
Comment No. 21.	In the Notes to Financial Statements (Note 7), certain Funds disclose that dividends paid on VRDP or VMTP Shares are included as a component of “interest expense, fees and amortization of offering costs” in the Statements of Operations. Please explain the accounting treatment of this policy. What is the basis for not including a separate line item for dividends paid on VRDP or VMTP Shares in the Statement of Operations?
Response No. 21:	As noted in Response No. 18 above, VRDP Shares and VMTP Shares have (i) a mandatory redemption 30 years and 3 years, respectively, from the date of issuance, (ii) a conditional demand feature and (iii) an optional redemption provision that allows a Fund to redeem the Preferred Shares. FASB ASC 480-10-25-4 states that a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. Because the redemption will occur up to 3 or 30 years, as applicable, from the date of issuance (which will not be the termination date of the issuing Fund), the Preferred Shares are considered debt of the issuing fund. Therefore, dividends paid are considered interest expense for financial reporting purposes. Preferred Shares are treated as equity for tax purposes.
Comment No. 22.	For the BlackRock Muni New York Intermediate Duration Fund, Inc., why does the Schedule of Investments included in the Annual Report for the period ended July 31, 2011 state that it is unaudited?
Response No. 22:	The Fund notes that the Schedule of Investments in the Fund’s Annual Report for the period ended July 31, 2011 incorrectly stated that it was unaudited.
Comment No. 23.	It appears that the N-CSR for BlackRock MuniYield New Jersey Fund, Inc. was incorrectly filed. The Staff notes the N-CSR for BlackRock MuniYield New Jersey Quality Fund, Inc. was filed under the BlackRock MuniYield New Jersey Fund, Inc.’s 811 number.
Response No. 23:	The BlackRock MuniYield New Jersey Fund, Inc. correctly filed its Annual Report in an N-CSR/A filing on October 7, 2011, in advance of the filing deadline.

Non-Municipal Closed-end Funds

Comment No. 24.	For BlackRock Floating Rate Income Trust, the Schedule of Investments lists a special purpose vehicle that is a wholly owned subsidiary of the Fund, BGT JGW SPV, LLC. This subsidiary does not appear to be consolidated with the Fund’s

December 7, 2012 Page 9

financial statements. If this is the case, why was it not consolidated? (The Staff members noted that they thought consolidation was required.)

Response No. 24:	Per Regulation S-X, Rule 6.03 9(c)(1) precludes consolidation by a registered investment company of any entity other than another registered investment company. BGT JGW SPV, LLC is a blocker entity that was established as a wholly-owned subsidiary of BlackRock Floating Rate Income Trust. The blocker entity was not consolidated because it did not meet the accounting definition of an investment company under AICPA Statement of Position (“SOP”) 07-1. Under the SOP, an investment company is defined as “a separate legal entity whose business purposes and activity are investing in multiple substantive investments for current income, capital appreciation, or both with plans that include exit strategies.” (emphasis added) Since BGT JGW SPV, LLC holds only one investment rather than multiple substantive investments, consolidation was not deemed to be appropriate. However, as a result of FASB’s proposed ASU on investment companies, which indicates that an investment company would consolidate a controlling financial interest in another investment company regardless of whether the entity held only one investment, and informal guidance from the SEC, the subsidiary was consolidated effective April 30, 2012.
Comment No. 25.	For BlackRock Debt Strategies Fund, Inc., on the Statement of Operations, income tax is included in the “unrealized appreciation/depreciation on investments” line item. Please explain why income tax is not being shown as an expense. Why is income tax presented in this way?
Response No. 25:	Income tax is not being shown as an expense on the Statement of Operations because it was deemed immaterial.
Comment No. 26.	On the Consolidated Statement of Operations, please verify that expenses of subsidiaries have been included with Expenses of each Fund. Also, please verify that the expense ratios in the Financial Highlights include the expenses of the subsidiaries. (e.g., BlackRock Corporate High Yield Fund, Inc. (COY), BlackRock Corporate High Yield Fund III, Inc. (CYE), BlackRock Debt Strategies Fund, Inc. (DSU), BlackRock Floating Rate Income Strategies Fund II, Inc. (FRB), BlackRock Senior High Income Fund, Inc. (ARK).)
Response No. 26:	The Registrants confirm that the expenses of the subsidiaries have been included with Expenses of each Fund. The Registrants also confirm that the expense ratios in the Financial Highlights include the expenses of the subsidiaries.
Comment No. 27.	Certain Funds have made return of capital distributions, which in some cases were significant. Please inform the Staff whether the Funds intend to report a distribution yield in shareholder reports or any sales literature. If they do so at any point prior to finalizing their tax figures, the Funds should disclose the estimated portion of the distribution yield resulting from return of capital. Any

December 7, 2012 Page 10

shareholder reports or sales literature that disclose distribution yield should be accompanied by disclosures of the Funds’ total return and/or SEC yield. (e.g. BlackRock Enhanced Equity Dividend Trust (BDJ), BlackRock EcoSolutions Investment Trust (BQR), BlackRock Global Opportunities Equity Trust (BOE), BlackRock International Growth and Income Trust (BGY), BlackRock Real Asset Equity Trust (BCF) and BlackRock Resources & Commodities Strategy Trust (BCX).)

Response No. 27:	Closed-end Funds include the distribution yield and total returns in all shareholder reports. In annual reports, the Funds report the final tax characterization of all distributions. In the October 31, 2011 Annual Report for the Funds listed above, distribution yields are included in the Trust Information tables on pages 7, 11, 15, 19, 21 and 23 for BDJ, BQR, BOE, BGY, BCF and BCX, respectively. Total returns are included in the Portfolio Management Commentaries on pages 6, 10, 14, 18, 20 and 22 for BDJ, BQR, BOE, BGY, BCF and BCX, respectively. Total returns are also included in the Financial Highlights on pages 104 through 114. The final tax characterization of all distributions is presented in Important Tax Information on page 128.
Comment No. 28.	The website for BlackRock Fixed Income Value Opportunities states that the Fund is newly organized with no operating history. Please explain this disclosure.
Response No. 28:	The website for BlackRock Fixed Income Value Opportunities has been updated to remove the above referenced disclosure and to provide all relevant information for the Fund.

Open-End Municipal Funds

Comment No. 29.	In the Financial Highlights, certain Funds show multiple expense ratios. The Financial Highlights should include only two expense ratios – the gross and net expense ratios. BlackRock may include other ratios only as a footnote. Please see Item 4 of Form N-2. (Note: this comment applies to closed-end funds as well.)
Response No. 29:	The Registrants respectfully decline to make this suggested change. Management believes that presenting the additional expense ratios in the financial highlights is clear and informative to shareholders.
Comment No. 30.	With respect to the BlackRock Short-Term Municipal Fund, the Annual Report states that the Fund’s duration is neutral relative to the benchmark index, however, the principal investment strategies section in the Fund’s Prospectus states that the Fund will maintain a dollar weighted maturity of no more than two years. Please supplementally explain whether the disclosure in the Annual Report is consistent with the disclosure in the Prospectus. (See page 15 of the Prospectus and page 8 of the Annual Report.)

December 7, 2012 Page 11
Response No. 30:	The language in the Annual Report is consistent with the Prospectus disclosure. The language in the Annual Report noted above discusses the Fund’s duration relative to the benchmark, while the Fund’s Prospectus provides that the Fund will maintain a dollar weighted maturity of no more than two years (emphasis added).
Comment No. 31.	With respect to the BlackRock National Municipal Fund, the Fund’s website discloses net expenses for the Fund exclusive of interest expenses, however, the Fund’s expense table in the Fund’s prospectus provides net expenses inclusive of interest expense. Please update the website disclosure so that it conforms to the Fund’s prospectus expense table.
Response No. 31:	The Fund respectfully declines to make the requested change to its website. The Fund’s website clearly discloses that net operating expenses exclude investment interest expense, acquired fund fees, if any, and certain other fund expenses net of all waivers and reimbursements. The net expenses provided on the Fund’s website is consistent with the Fund’s prospectus disclosure provided under the section entitled “Management of the Funds.”

BlackRock All-Cap Energy & Resources Portfolio

Comment No. 32.	In the Statements of Assets and Liabilities, tickmark “2” is marked but not defined. Please define the footnote. (The Staff notes that it believes this should be the number of shares authorized and outstanding.)
Response No. 32:	Tickmark “2” should have been defined in a footnote as “Unlimited number of shares authorized, $0.001 par value.” The Fund correctly defined this tickmark in its Semi-Annual Report, filed on Form N-CSRS on June 4, 2012.

BlackRock Energy & Resources Portfolio

Comment No. 33.	In the Schedule of Investments, “Pace Oil and Gas Ltd.” is listed twice, however, it is identified as an affiliate in only one of the entries. Please confirm whether Pace Oil and Gas Ltd. is an affiliate of the Fund and fix the disclosures accordingly.
Response No. 33:	The Fund notes that Pace Oil and Gas Ltd. is considered to be an affiliate of the Fund because the Fund held more than 5% of the company’s outstanding voting securities. The disclosure will be revised so that Pace Oil and Gas Ltd. is identified as an affiliate in both entries of the Schedule of Investments contained in the September 30, 2012 Annual Report.

BlackRock Multi-Asset Income Portfolio (f/k/a BlackRock Income Portfolio)

Comment No. 34.	BlackRock Low Duration Portfolio represents 28% of the Fund’s long-term investments. Due to the fact that over 25% of the Fund’s assets are in holdings of BlackRock Low Duration Portfolio, please consider disclosing that the financial statements of BlackRock Low Duration Portfolio can be found on the SEC website.

December 7, 2012 Page 12
Response No. 34:	The suggested change will be made in the January 31, 2013 Semi-Annual Report.
Comment No. 35.	On the Fair Valuation Input table in the Schedule of Investments (page 12), there are several countries that were listed as Level 1 (specifically, Hong Kong, Singapore and Taiwan). Please explain why these countries are considered Level 1 and not Level 2.
Response No. 35:	The Fund’s systematic fair value of foreign equities utilizes a zero trigger (daily fair valuation) and a 90% confidence level per security. In each case, some of the securities did not meet the confidence level for systematic fair value. When the confidence level is not met, the securities are valued at the exchange price, which is classified as Level 1 for ASC 820.

BlackRock Global Dividend Income Portfolio

Comment No. 36.	The Staff notes that the Fund reports identical net asset values for each share class in the Financial Highlights. Please confirm that, despite their distinct expense structures, all classes of the Fund have the same net asset value.
Response No. 36:	The Fund confirms that despite each share class’ distinct expense structure, all share classes of the Fund have the same net asset value.

BlackRock Managed Volatility Portfolio (f/k/a BlackRock Asset Allocation Portfolio)

Comment No. 37.	In the Management Discussion of the Fund Performance, the portfolio manager noted that derivatives had a negative impact on the Fund’s performance. However, P&L figures seem to indicate that derivatives had a positive impact of approximately $680,000. Please explain this discrepancy. Was there a large realized loss due to purchase options that the portfolio managers are taking into consideration?
Response No. 37:	Net realized and unrealized losses on derivative financial instruments during the period totaled approximately $701,000, which includes $1.4 million of realized and unrealized losses on purchased options that are grouped with investments on the Statement of Operations. The ASC 815 table on page 45 presents net realized losses of $2.7 million and net unrealized gains of $2.0 million.
Comment No. 38.	On the Schedule of Investments (page 17), Corporate Bonds – The PMI Group, Inc. is listed as trading at approximately 35% to par - a notional of $750,000 and a value of approximately $260,000. Please confirm whether the security is in default or just trading below par.
Response No. 38:	The Fund confirms that the security is trading below par but is not in default.

December 7, 2012 Page 13
Comment No. 39.	On the Fair Valuation Input table in the Schedule of Investments, the Fund’s Level 3 roll forward contains a line item entitled “Other Contracts.” Please supplementally explain what is included in this line item.
Response No. 39:	Per FASB ASC 815-10-50, an entity is required to disclose derivative instruments by type of contract (e.g., interest rate contracts, foreign exchange contracts, equity contracts, commodity contracts and other contracts). “Other Contracts” typically include those contracts that do not fit the interest rate, equity, commodity and/or foreign exchange categories. The Fund held total return swaps (“TRS”) where the underlying reference entity is the U.S. Consumer Price Index-All Urban Consumers, which is tied to inflation risk, and therefore would be categorized within “Other Contracts.” The Fund also held TRS where the underlying index is the market Interest Only Swaps, which references the interest component of 30-year fixed-rate Fannie Mae residential mortgage pools. Since these TRS reference interest rates, the risk should be included as interest rate contracts, but were erroneously included in “Other Contracts.” This will be corrected in future shareholder reports.
Comment No. 40.	On the Statement of Operations, realized gains from distributions from underlying funds should be broken out under a realized gains sub-header (unless such gains do not exceed a materiality threshold). (Global comment that applies to other Funds.)
Response No. 40:	Since the realized gains did not exceed a materiality threshold, they were not separately reported in the Statement of Operations.
Comment No. 41.	The subsection captioned “Important Tax Information” in the Notes to Financial Statements is typically marked as being “unaudited.” The Fund’s Annual Report (page 51) does not state that this subsection is unaudited. Please confirm whether this subsection has been audited with respect to the Fund.
Response No. 41:	The Fund notes that the Notes to Financial Statements incorrectly omitted stating that the subsection captioned “Important Tax Information” was unaudited. This has been corrected in the September 30, 2012 Annual Report.

BlackRock Mid-Cap Growth Equity Portfolio

Comment No. 42.	In the Financial Highlights for the Investor C Shares, the tickmark on the Net realized and unrealized gain (loss) line item for the year ended September 30, 2011 says “Less than $(0.01) per share.” Please revise the tickmark to say “Greater than $(0.01) per share.”
Response No. 42:	The requested change will be made to all future shareholder reports, when applicable.

December 7, 2012 Page 14
Comment No. 43.	Notes to Financial Statements – Note 1 provides disclosure of the reorganization of BlackRock Small/Mid-Cap Growth Portfolio into the Fund. The notes state that assuming the acquisition had been completed on October 1, 2010, the beginning of the annual reporting period of the Fund, the pro forma net realized and change in unrealized gain/loss on investments would be approximately $12.1M. As reported on the Statement of Operations (page 23), the Fund had total realized and unrealized gains of approximately $1.3M, which means that the acquired fund would have contributed approximately $10.8M. Please confirm that these figures are correct.
Response No. 43:	The Fund confirms that the acquired fund contributed approximately $10.8M to the pro forma net realized and unrealized gain on investments. Disclosure in the Fund’s September 30, 2012 Annual Report has been revised to clarify this point.

BlackRock Flexible Equity Fund (f/k/a BlackRock Mid-Cap Value Equity Fund)

Comment No. 44.	It appears that it is BlackRock’s policy to disclose options activities on an average quarterly basis. In the Notes to Financial Statements on page 37 the Fund reports that the average number of option contracts purchased is 125, however, the Schedule of Investments does not list any options contracts purchased. Furthermore, the Fund reports that the average number of option contracts written is 438, however, the Schedule of Investments reports that there were 1,750 option contracts written at period end. Is management comfortable with averaging on a quarterly basis? Should the reporting instead be on a different time frame since there is such a large swing in the contracts?
Response No. 44:	It is management’s policy to disclose options activities on an average quarterly basis. When quarter-end balances are not indicative of average activity, management incorporates intra-quarter balances in the average calculation when appropriate.

BlackRock Global Opportunities Portfolio.

Comment No. 45.	On the Fair Valuation Input table in the Schedule of Investments, foreign currency exchange contracts are listed in both Level 1 and Level 2. Please supplementally explain why there is a difference in classification with respect to the Fund’s foreign currency exchange contracts.
Response No. 45:	Under the Fund’s ASC 820 policy, spot contracts are classified as Level 1 based on quoted exchange rates. Forward settling foreign exchange contracts are classified as Level 2. For a forward exchange contract, various quotes (e.g., 3- and 6-month exchange rates), which are considered observable inputs, are interpolated to arrive at the exchange rate for the contract.
Comment No. 46.	In the Management Discussion of Fund Performance section, consider adding a tickmark to the performance table stating that “Performance for Class R Shares of

December 7, 2012 Page 15

the Fund prior to September 12, 2011 is that of the Institutional Shares restated to reflect Class R Shares’ Fees.” (The Staff notes similar language appears on the previous page.)

Response No. 46:	The Registrants respectfully decline to make this suggested change, as similar language appears on the page opposite to the Management Discussion of Fund Performance. The Registrants believe that shareholders will read both pages in conjunction with each other.

BlackRock Health Sciences Opportunities Portfolio

Comment No. 47.	In the Statement of Operations, there is a tickmark on unrealized gain indicating investments were calculated net of foreign capital gain tax. Please confirm whether this footnote is appropriate for this Fund. (The Staff notes that this disclosure appears to be more appropriate for International Opportunities Portfolio which is in the same book.)
Response No. 47:	The Fund confirms that the footnote is appropriate for this Fund.

BlackRock Index Equity Portfolio

Comment No. 48.	The Statement of Assets and Liabilities shows “Investments at Value – Series.” Consider changing the line item to read “Investment in Master S&P 500 Index Series.”
Response No. 48:	The suggested change will be made in the December 31, 2012 Annual Report.
Comment No. 49.	In the Notes to Financial Statements, if true, please add disclosure stating that Master S&P 500 Index Series is an affiliate of the Fund.
Response No. 49:	The requested change will be made in the December 31, 2012 Annual Report.

BlackRock Strategic Income Opportunities Portfolio

Comment No. 50.	On the Fair Valuation Input table in the Schedule of Investments, the Valuation of Assets section does not include purchase options. They are included in the “Derivatives Financial Instruments” section instead. As a result, the amounts in the total investments line item do not match those of the total investments in the Statement of Assets and Liabilities or the Schedule of Investments. Consider adding purchase options as a separate line item on the Fair Valuation Input table under the “Investments” heading. (Global comment that applies to other Funds.)
Response No. 50:	The suggested change will be made to all future shareholder reports, when applicable.

December 7, 2012 Page 16
Comment No. 51.	In the Schedule of Investments, the value of netted TBAs seems to be approximately $(107M) – See tickmark (j) on page 34. However, the Statement of Assets and Liabilities seems to indicate that the value of the netted TBAs is approximately $6M. Please supplementally explain why there is a difference. Is the difference due to unsettled transactions?
Response No. 51:	The Fund separately presents TBA sales commitments on the Statement of Assets and Liabilities to disclose the commitment to deliver such securities and to isolate the market impact on such positions (unrealized depreciation). Additional pending TBA transactions are included in Investments sold receivable and Investments purchased payable, as indicated in the table below. Also, see reconciliation of the netted value of TBAs from the Schedule of Investments to the Statement of Assets and Liabilities.

BlackRock Emerging Market Local Debt Portfolio (f/k/a BlackRock Emerging Market Debt Portfolio)

Comment No. 52.	In the Statements of Changes in Net Assets, please fix the disclosure to read “Undistributed (Distribution in excess) net investment income,” as the distribution appears to be in excess of net investment income in 2011.
Response No. 52:	The Fund made this change in its June 30, 2012 Semi-Annual Report.

BlackRock Inflation Protected Bond Portfolio

Comment No. 53.	With respect to the disclosure on inflation-indexed bonds in the Notes to Financial Statements (Note 1), please supplementally explain how the inflationary part of inflation-indexed bonds is treated for accounting purposes. Please consider adding more detail to this note.

December 7, 2012 Page 17
Response No. 53:	The inflation/deflation factor adjusts the principal (face amount) of the bond. An inflation factor increases the principal amount and a deflation factor decreases the principal amount. The accrued interest is calculated based upon the adjusted principal. The Fund will add more detail to this note.

BlackRock Low Duration Bond Portfolio

Comment No. 54.	On the Schedule of Investments (page 50), Non-Agency Mortgage-Backed Securities –WaMu Commercial Mortgage Securities Trust has a notional value of approximately $15.4 million and a value of approximately $270,000. Please supplementally confirm whether the security is in default or just trading below par.
Response No. 54:	The Fund confirms that the security is trading below par but is not in default.

BlackRock High Yield Bond Portfolio

Comment No. 55.	On the Schedule of Investments (page 38), Oil, Gas & Consumable Fuels – BR-HIYLD Rich-Stryker LLC (Richland-Stryker Generation LLC) has a notional value of approximately $376,000 and a value of approximately $15.3 million. Are these values correctly stated?
Response No. 55:	The Fund confirms that the values are correctly stated. This security represents a wholly-owned taxable subsidiary that is listed in the Schedule of Investments using its shares of beneficial interest (not par). The name of this security should have read Laricina Energy Ltd. The name of this security was corrected in the March 31, 2012 Semi-Annual Report, and the subsidiary also was consolidated into the Fund’s financial statements in this report.
Comment No. 56.	On the Fair Valuation Input table in the Schedule of Investments (page 42), the Fund lists $200 million in common stocks, of which approximately $118 million are categorized as Level 3. Please confirm that this is correct. Please describe the inputs used in determining the fair valuation of these common stocks.
Response No. 56:	The Fund confirms this is correct. The four stocks which comprised the Fund’s Level 3 investments were as follows:
1.	Delphi (broker priced): Broker inputs are unobservable and under the Fund’s ASC 820 policy, the security is classified as Level 3.
2.	Freedom Pay (fair valued): Fair valued at $0.01.
3.	HHM Holdings (fair valued): Input is derived on a multiple of 2011 EBITA.
4.	kCAD Holdings (fair valued): Inputs is based on recovery analysis.

December 7, 2012 Page 18

BlackRock Lifecycle Prepared Portfolios

Comment No. 57.	Consider defining what constitutes “other fund expenses” in the discussion of the contractual waivers in the Notes to Financial Statements (page 58).
Response No. 57:	“Other fund expenses” constitutes extraordinary expenses not incurred in the ordinary course of the Funds’ business. This additional disclosure will be included in future reports.

BlackRock Bond Allocation Target Shares (BATS)

Comment No. 58.	Given the composition of the Series S Portfolio, please confirm why the BofA Merrill Lynch 1-3 Year Treasury Index is the appropriate benchmark for the Fund.
Response No. 58:	The BofA Merrill Lynch 1-3 Year Treasury Index is an appropriate benchmark for the Series S Portfolio given its duration. The Series S Portfolio generally targets a duration that is within +/- 20 percent of the duration of the BofA Merrill Lynch 1-3 Year Treasury Index. The Fund has amended its prospectus to include disclosure about the Fund’s target duration policy.
Comment No. 59.	The Series P Portfolio filings are invalid. The Series P Portfolio should be made inactive on EDGAR.
Response No. 59:	As the undersigned and the Staff discussed on September 28, 2012, the Series P Portfolio currently has an active series identifier on EDGAR, S000001471. The Registrants confirm that all series of BATS have identifiers that are reflected accurately on EDGAR.

BlackRock Long-Horizon Equity Fund (f/k/a BlackRock Global Dynamic Equity Fund)

Comment No. 60.	The Consolidated Statement of Operations shows a dividend payment by an affiliate. Please confirm whether the payment affected the net asset value or total return of the Fund. If it did, please disclose this in a footnote to the Financial Highlights. Reference is made to accounting guidance: AICPA Audit and Accounting Guide Chapter 7, paragraph 122 and ASC 946-20-45-1.
Response No. 60:	The Fund confirms that the dividend payment by an affiliate was not material and did not affect the net asset value or total return of the Fund and therefore was not disclosed in the Financial Highlights.

LifePath Portfolios

Comment No. 61.	The N-SAR-B filing on February 28, 2012, does not include a required exhibit, the letter from accountants regarding internal controls. Please re-file with the appropriate attachment.

December 7, 2012 Page 19
Response No. 61:	The required exhibit, which is the report of independent registered public accounting firm, is included in the February 28, 2012 N-SAR-B filing referenced above. Please see the document with the filename of “br3.htm,” which is sequence number 2 in the document format files.
Comment No. 62.	Please explain the changes that occurred in the presentation and/or methodology of expenses disclosed in the Financial Highlights from 2010 to 2011. Specific reference is made to the footnote to the Ratios to Average Net Assets line item. In 2010 this footnote stated: “Includes the LifePath Portfolio’s share of its corresponding Master Portfolio’s allocated net expenses and/or net investment income.” This language suggests the amounts include the Master Portfolio’s gross expenses. In 2011 this footnote was changed to read: “Includes the LifePath Portfolio’s share of its corresponding Master Portfolio’s allocated net expenses and/or net investment income, except the total expenses for the four years ended December 31, 2010, which include gross expenses.”
Response No. 62:	The Funds made changes to the presentation of the allocation of expenses from the Master Portfolio. In 2011, both the total and net expense ratios reflected the allocation of net expenses from the Master Portfolio. Prior to 2011, the total expense ratios included gross expenses of the Master Portfolio, while net expenses included net expenses of the Master Portfolio.
Comment No. 63.	The Staff notes that the expense tables in the LifePath Portfolios’ prospectus list Acquired Fund Fees and Expenses for each Fund. Since the LifePath Portfolios are feeder funds in a master/feeder structure, master fund expenses should be included in appropriate line items (e.g., management fee, other expenses, and administration expenses) and not listed as Acquired Fund Fees and Expenses. Please include the Master Fund’s expenses in the fee tables. (Comment applies to all feeder funds, including BlackRock Total Return Fund).
Response No. 63:	The Funds respectfully decline to make this change. The Funds, which are fund of funds, invest in underlying funds including master portfolios. Master portfolio expenses are included in the appropriate line items of the prospectus fee tables. Acquired Fund Fees and Expenses reflect expenses of the underlying funds, including master portfolios, that the Funds invest in.
Comment No. 64.	The LifePath Portfolios disclose different expense ratios in the prospectus expense tables than are disclosed in the Financial Highlights. Please explain the reason for this discrepancy.
Response No. 64:	The difference in the expense ratios is due to the fact that expenses incurred indirectly as a result of investments in underlying funds (other than Master Portfolios) are not included in the Financial Highlights expense ratios. Instead these expenses are disclosed in a tickmark to the Financial Highlights. The sum of the net expense ratio in the Financial Highlights and the underlying fund expenses

December 7, 2012 Page 20

disclosed in the tickmark equals the net expense ratio provided in the prospectus expense table. For example, the net expense ratio for LifePath Retirement Portfolio – Institutional Shares would be 0.77% (net expense ratio disclosed in the Financial Highlights) + 0.08% (in underlying fund expenses disclosed in tickmark 6) = 0.85% (net expense ratio disclosed in prospectus).

BlackRock Focus Growth Fund

Comment No. 65.	In the Statement of Assets and Liabilities, there is a line item of “Withdrawals Receivable from the Master LLC.” Please supplementally explain what this balance represents.
Response No. 65:	The line item represents a receivable from the Master LLC for investor’s capital, which corresponds to the net amount of capital shares sold receivable and capital shares redeemed payable. There is also a corresponding “Withdrawals payable to investors” on the Master’s Statement of Assets and Liabilities.
Comment No. 66.	In the Statement of Operations, please change the caption under Investment Income to read “Fund Expenses” rather than “Expenses.”
Response No. 66:	The requested change will be made to all future shareholder reports.
Comment No. 67.	Please confirm that the Master LLC’s expenses are included in the Fund’s fee table in the prospectus. The fee table discloses Acquired Fund Fees and Expenses of 0.01%. Please confirm whether these expenses are of the Master Fund or of another acquired fund.
Response No. 67:	The Registrants confirm that the Master LLC’s expenses are included in the Fund’s fee table in the prospectus, as disclosed in footnote 4 to the Expense table. The Acquired Fund Fees and Expenses of 0.01% represent underlying fund expenses from the Master Fund’s investment in underlying funds.

BlackRock Funds II

Comment No. 68.	Many series of BlackRock Funds II that are funds-of-funds invest in master portfolios as well as underlying funds. Please explain the accounting treatment of these Funds when preparing financial statements and the fee table in the prospectus. Are the Funds using both fund-of-funds accounting and master/feeder accounting?
Response No. 68:	The Funds utilize both fund-of-funds accounting and master/feeder accounting. Income, expenses and capital gains allocated from the master funds are presented on the Statements of Operations. Additionally, income, expenses and gains of the underlying funds are reflected in the value of the investment in the underlying fund that is presented in the Schedules of Investments.

December 7, 2012 Page 21
Comment No. 69.	With respect to the Lifecycle Prepared Portfolios, the Notes to Financial Statements (Note 2) discuss two contractual expense waivers. It is disclosed that the first waiver is perpetual and has no effective end date, and that the second waiver may not be discontinued prior to March 1, 2012. Please explain the difference in the two waivers and reconcile the expenses in the Financial Highlights to the prospectus fee table. Were there any contractual changes to the waiver after the date of the financial statements but before the prospectus was filed?
Response No. 69:	The first table reflects the perpetual contractual cap, which has no effective termination date. The second table reflects the contractual cap that is in effect for one year until the next registration statement update. The Fund effectively operates under the one-year contractual cap that is in effect until March 1, 2012. The secondary perpetual cap was put in place to limit the increase in expense ratios if the primary cap was allowed to expire. The primary cap was renewed for an additional year after the date of the report, but prior to the prospectus filing date. In future reports, the Registrants will delete one of the tables and add a narrative that clarifies the differences between the contractual caps.
Comment No. 70.	With respect to BlackRock Moderate Prepared Portfolio and BlackRock Growth Prepared Portfolio, the Notes to Financial Statements (page 36) disclose the recoupment of expense waivers. Such recoupment, however, is not shown in the Funds’ prospectus fee tables. Please include a separate line item in the fee table disclosing the recoupment of expenses when applicable. Reference is made to guidance: Expert Panel Minutes: Office of the Chief Accountant (October 2011 and February 2012).
Response No. 70:	The recoupment of expense waivers is currently included in the prospectus fee table in “Other Expenses.” Unless the Funds’ SEC disclosure examiner objects, the Funds will disclose the recoupment of expenses on a separate line item to the prospectus Expense table going forward.

BlackRock Municipal Bond Trust

Comment No. 71.	The Management Discussion of Fund Performance notes that US Treasury financial futures contracts used to hedge interest rate risk in the portfolio had a negative impact on performance. However, the Fund only provides a limited discussion of its futures exposure in this section. Each MDFP should be specifically tailored for each Fund and should not simply provide generic language applicable to all funds. Please consider whether any changes need to be made to the derivatives disclosure in light of the Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Securities and Exchange Commission (July 30, 2010).

December 7, 2012 Page 22
Response No. 71:	The Registrant has reviewed the disclosure and believes that the derivatives disclosure is accurate and complete and is presented in plain English.

BlackRock Total Return Fund

Comment No. 72.	Please confirm that the 0.45% interest expense reported in the Prospectus fee table reflects the Fund’s pro rata share of the Master Portfolio’s interest expenses.
Response No. 72:	The Fund confirms that the 0.45% interest expense reported in the Prospectus fee table reflects the Fund’s pro rata share of the Master Portfolio’s interest expense.
Comment No. 73.	The Fund is subject to a contractual waiver of management fees. If a recoupment arrangement is in place, please disclose the terms of the arrangement.
Response No. 73:	There is no recoupment arrangement in place for this Fund.
Comment No. 74.	The Fund invests in Master Total Return Portfolio, which in turn engages in bond short sales, TBAs and options. Consider enhancing the disclosure in the Fund’s investment strategies section in the prospectus to more adequately reflect the Master’s investments.
Response No. 74:	The BlackRock Total Return Fund will revise its prospectus to reflect the investment strategies of the Master Total Return Portfolio. The following language will be added to the “Principal Investment Strategies of the Fund” section of the Fund’s prospectus:

The Fund may also participate in TBA Transactions. A TBA Transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price at the time the contract is entered into but the mortgage-backed securities are delivered in the future, generally 30 days later. The actual pools of mortgage-backed securities delivered in a TBA Transaction typically are not determined until two days prior to settlement date.

The Fund may make short sales of securities, either as a hedge against potential declines in value of a portfolio security or to realize appreciation when a security that the Fund does not own declines in value. The Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short exceeds 10% of the value of its total assets. The Fund may also make short sales “against-the-box” without regard to this restriction. In this type of short sale, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire the identical security at no additional cost.

December 7, 2012 Page 23

Master Total Return Portfolio

Comment No. 75.	The Master LLC invested in reverse repurchase agreements. Please supplementally explain why there is no Statement of Cash Flows included in the Annual Report.
Response No. 75:	A Statement of Cash Flows was not included in the Annual Report because average borrowings during the period were less than the Fund’s 10% of total assets threshold.

* * * * * * * * * *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso, Esq.

cc: Ben Archibald, Esq., BlackRock Advisors, LLC

Appendix A: Funds examined:

Registrant	File #	Financial Statement Date	Prospectus Date
BBIF Government Securities Fund	811-21197	3/31/2012	7/26/2012
BBIF Tax-Exempt Fund	811-21198	3/31/2012	7/26/2012
BBIF Treasury Fund	811-21199	3/31/2012	7/26/2012
BIF Government Securities Fund	811-03205	3/31/2012	7/26/2012
BIF Money Fund	811-02752	3/31/2012	7/26/2012
BIF Multi-State Municipal Series Trust	811-05011	3/31/2012	7/27/2012
BIF Tax-Exempt Fund	811-03111	3/31/2012	7/26/2012
BIF Treasury Fund	811-06196	3/31/2012	7/26/2012
BlackRock Balanced Capital Fund, Inc.	811-02405	9/30/2011	1/27/2012
BlackRock Basic Value Fund, Inc.	811-02739	6/30/2011	10/28/2011
BlackRock Bond Allocation Target Shares	811-21457	3/31/2012	7/27/2012
BlackRock Bond Fund, Inc.	811-02857
BlackRock Total Return Fund	811-02857	9/30/2011	2/1/2012
BlackRock California Municipal 2018 Term Trust	811-10499	12/31/2011	NA
BlackRock California Municipal Income Trust	811-10331	7/31/2011	NA
Blackrock California Municipal Series Trust	811-04264
BlackRock California Municipal Bond	811-04264	5/31/2011	9/28/2011
BlackRock Capital Appreciation Fund, Inc.	811-06669	9/30/2011	1/27/2012
BlackRock Core Bond Trust	811-10543	8/31/2011	NA
BlackRock Corporate High Yield Fund, Inc.	811-07634	2/29/2012	NA
BlackRock Corporate High Yield Fund III, Inc.	811-08497	2/29/2012	NA
BlackRock Corporate High Yield Fund V, Inc.	811-10521	8/31/2011	NA
BlackRock Corporate High Yield Fund VI, Inc.	811-21318	8/31/2011	NA
BlackRock Credit Allocation Income Trust I, Inc.	811-21341	10/31/2011	NA
BlackRock Credit Allocation Income Trust III	811-21280	10/31/2011	NA
BlackRock Credit Allocation Income Trust IV	811-21972	10/31/2011	NA
BlackRock Credit Allocation Income Trust II, Inc.	811-21286	10/31/2011	NA
BlackRock Debt Strategies Fund	811-08603	2/29/2012	NA
BlackRock Defined Opportunity Credit Trust	811-22126	8/31/2011	NA
BlackRock Diversified Income Strategies Fund, Inc.	811-21637	8/31/2011	NA
BlackRock EcoSolutions Investment Trust	811-22082	10/31/2011	NA
BlackRock Emerging Markets Fund, Inc.	811-05723	10/31/2011	2/28/2012
BlackRock Energy and Resources Trust	811-21656	10/31/2011	NA
BlackRock Enhanced Capital and Income Fund, Inc.	811-21506	10/31/2011	NA
BlackRock Enhanced Equity Dividend Trust	811-21784	10/31/2011	NA
BlackRock Enhanced Government Fund, Inc.	811-21793	12/31/2011	NA
BlackRock Equity Dividend Fund	811-05178	7/31/2011	11/28/2011
BlackRock Equity Dividend Trust (N-8F)	811-21443	10/31/2011	NA
BlackRock EuroFund	811-04612	6/30/2011	10/28/2011
BlackRock Financial Institutions Series Trust	811-03189
BlackRock Summit Cash Reserves	811-03189	4/30/2012	8/28/2012
BlackRock Fixed Income Value Opportunities	811-22252	12/31/2011	NA
BlackRock Floating Rate Income Strategies Fund II, Inc.	811-21464	2/29/2012	NA
BlackRock Floating Rate Income Strategies Fund, Inc.	811-21413	8/31/2011	NA
BlackRock Floating Rate Income Trust	811-21566	10/31/2011	NA
BlackRock Florida Municipal 2020 Term Trust	811-21184	7/31/2011	NA
BlackRock Focus Growth Fund, Inc.	811-09651	8/31/2011	12/28/2011
BlackRock Focus Value Fund, Inc.	811-03450	6/30/2011	NA
BlackRock Focus Value Fund (N-8F)	811-03450	6/30/2011	NA

BlackRock Funds	811-05742
BlackRock All-Cap Energy & Resources Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Energy & Resources Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Exchange Portfolio	811-05742	12/31/2011	4/27/12
BlackRock Flexible Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Global Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Health Sciences Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Index Equity Portfolio	811-05742	12/31/2011	4/27/12
BlackRock International Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Managed Volatility Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Mid-Cap Growth Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock New Jersey Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock North Carolina Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Ohio Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Pennsylvania Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Science & Technology Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Small Cap Growth Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock U.S. Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock U.S. Treasury Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Virginia Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Funds II	811-22061
BlackRock Core Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Emerging Market Local Debt Portfolio	811-22061	12/31/2011	4/27/12
BlackRock Global Dividend Income Portfolio	811-22061	7/31/2011	11/28/11
BlackRock GNMA Portfolio	811-22061	9/30/2011	1/27/12
BlackRock High Yield Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Inflation Protected Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock International Bond Portfolio	811-22061	12/31/2011	4/27/12
BlackRock Long Duration Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Low Duration Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock LifePath Active 2015 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2020 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2025 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2030 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2035 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2040 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2045 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2050 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock Strategic Income Opportunities Portfolio	811-22061	12/31/2011	4/27/12
BlackRock U.S. Government Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Funds III	811-07332	12/31/2011	4/30/2012
BlackRock ACWI ex-US Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock Bond Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Prime	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Treasury	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Government	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Institutional	811-07332	12/31/2011	4/30/2012
BlackRock CoreAlpha Bond Fund	811-07332	12/31/2011	4/30/2012
BlackRock Russell 1000 Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock S&P 500 Stock Fund	811-07332	12/31/2011	4/30/2012
LifePath 2020 Portfolio	811-07332	12/31/2011	4/30/2012

LifePath 2025 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2030 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2035 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2040 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2045 Portfolio	811-07332	12/31/2011	4/30/2012
Lifepath 2050 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2055 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Retirement Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2020 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2025 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2030 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2035 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2040 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2045 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2050 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2055 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index Retirement Portfolio	811-07332	12/31/2011	4/30/2012
BlackRock Global Allocation Fund, Inc.	811-05576	10/31/2011	2/28/2012
BlackRock Global Opportunities Equity Trust	811-21729	10/31/2011	NA
BlackRock Global SmallCap Fund, Inc.	811-07171	6/30/2011	10/28/2011
BlackRock Health Sciences Trust	811-21702	10/31/2011	NA
BlackRock Healthcare Fund, Inc. (N-8F)	811-03595
BlackRock High Income Shares	811-05495	8/31/2011	NA
BlackRock High Yield Trust	811-08991	8/31/2011	NA
BlackRock Income Opportunity Trust Inc.	811-06443	8/31/2011	NA
BlackRock Income Trust Inc.	811-05542	8/31/2011	NA
BlackRock Index Funds, Inc.	811-07899	12/31/2011	4/27/2012
BlackRock International Growth and Income Trust	811-22032	10/31/2011	NA
BlackRock International Value Trust (N-8F)	811-04182
BlackRock International Value Fund	811-04182	6/30/2011	NA
BlackRock Investment Quality Municipal Trust, Inc. (BKN)	811-07354	4/30/2012	NA
BlackRock Large Cap Series Funds, Inc.	811-09637	9/30/2011	1/27/2012
BlackRock Latin America Fund, Inc.	811-06349	10/31/2011	2/28/2012
BlackRock Limited Duration Income Trust	811-21349	8/31/2011	NA
BlackRock Liquidity Funds	811-02354	10/31/2011	2/28/2012
BlackRock Long-Horizon Equity Fund	811-21759	10/31/2011	2/28/2012
BlackRock Long-Term Municipal Advantage Trust	811-21835	4/30/2012	NA
BlackRock Maryland Municipal Bond Trust	811-21051	8/31/2011	NA
BlackRock Master LLC	811-09049
BlackRock Master International Portfolio	811-09049	10/31/2011	2/28/2012
BlackRock Master Small Cap Growth Portfolio	811-09049	5/31/2012	9/28/2011
BlackRock Mid Cap Value Opportunities Series Inc.	811-07177	1/31/2012	5/30/2012
BlackRock Municipal Bond Fund, Inc.	811-02688
BlackRock High Yield Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock National Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Short-Term Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Municipal Series Trust	811-04802
BlackRock Intermediate Municipal Fund	811-04802	5/31/2011	9/28/2011
BlackRock Value Opportunities Fund, Inc.	811-02809	3/31/2012	7/27/2012
BlackRock Natural Resources Trust	811-04282	7/31/2011	11/28/2011
BlackRock Multi-State Municipal Series Trust	811-04375
BlackRock New Jersey Municipal Bond Fund	811-04375	5/31/2011	9/28/2011

BlackRock New York Municipal Bond Fund	811-04375	6/30/2011	10/28/2011
BlackRock Pennsylvania Municipal Bond Fund	811-04375	5/31/2011	9/28/2011
BlackRock Muni Intermediate Duration Fund, Inc.	811-21348	4/30/2012	NA
BlackRock Muni New York Intermediate Duration Fund, Inc.	811-21346	7/31/2011	NA
BlackRock MuniAssets Fund, Inc.	811-07642	4/30/2012	NA
BlackRock Municipal 2018 Term Trust	811-10501	12/31/2011	NA
BlackRock Municipal 2020 Term Trust	811-21181	4/30/2012	NA
BlackRock Municipal Bond Investment Trust	811-21054	8/31/2011	NA
BlackRock Municipal Bond Trust	811-21036	8/31/2011	NA
BlackRock Municipal Income Investment Quality Trust	811-21180	8/31/2011	NA
BlackRock Municipal Income Investment Trust (BBF)	811-10333	7/31/2011	NA
BlackRock Municipal Income Trust	811-10339	4/30/2012	NA
BlackRock Municipal Income Trust II	811-21126	8/31/2011	NA
BlackRock MuniEnhanced Fund, Inc.	811-05739	4/30/2012	NA
BlackRock MuniHoldings California Quality Fund, Inc.	811-08573	7/31/2011	NA
BlackRock MuniHoldings Fund, Inc.	811-08081	4/30/2012	NA
BlackRock MuniHoldings Fund II, Inc.	811-08215	4/30/2012	NA
Blackrock MuniHoldings Investment Quality Fund	811-08349	8/31/2011	NA
BlackRock MuniHoldings New Jersey Quality Fund, Inc.	811-08217	7/31/2011	NA
BlackRock MuniHoldings New York Quality Fund, Inc.	811-08217	8/31/2011	NA
BlackRock MuniHoldings Quality Fund, Inc.	811-08707	4/30/2012	NA
BlackRock MuniHoldings Quality Fund II, Inc.	811-09191	7/31/2011	NA
BlackRock MuniVest Fund, Inc.	811-05611	8/31/2011	NA
BlackRock MuniVest Fund II, Inc.	811-07478	4/30/2012	NA
BlackRock MuniYield Arizona Fund, Inc.	811-07083	7/31/2011	NA
BlackRock MuniYield California Fund, Inc.	811-06499	7/31/2011	NA
BlackRock MuniYield California Quality Fund, Inc.	811-06692	7/31/2011	NA
BlackRock MuniYield Fund, Inc.	811-06414	4/30/2012	NA
BlackRock MuniYield Investment Fund	811-06502	7/31/2011	NA
BlackRock MuniYield Investment Quality Fund	811-07156	7/31/2011	NA
BlackRock MuniYield Michigan Quality Fund II, Inc.	811-06501	7/31/2011	NA
BlackRock MuniYield Michigan Quality Fund, Inc.	811-07080	7/31/2011	NA
BlackRock MuniYield New Jersey Fund, Inc.	811-06570	7/31/2011	NA
BlackRock MuniYield New Jersey Quality Fund, Inc.	811-07138	7/31/2011	NA
BlackRock MuniYield New York Quality Fund, Inc.	811-06500	7/31/2011	NA
BlackRock MuniYield Pennsylvania Quality Fund	811-07136	7/31/2011	NA
BlackRock MuniYield Quality Fund, Inc.	811-06660
BlackRock MuniYield Quality Fund	811-06660	4/30/2012	NA
BlackRock MuniYield Quality Fund II	811-06660	4/30/2012	NA
BlackRock MuniYield Quality Fund III, Inc.	811-06540	7/31/2011	NA
BlackRock New Jersey Investment Quality Municipal Trust, Inc. (N-8F)	811-07670	7/31/2011	NA
BlackRock New Jersey Municipal Bond Trust	811-21050	8/31/2011	NA
BlackRock New Jersey Municipal Income Trust	811-10335	7/31/2011	NA
BlackRock New York Investment Quality Municipal Trust, Inc. (N-8F)	811-07672	7/31/2011	NA
BlackRock New York Municipal 2018 Term Trust	811-10503	12/31/2011	NA
BlackRock New York Municipal Bond Trust	811-21037	8/31/2011	NA
BlackRock New York Municipal Income Quality Trust	811-21179	8/31/2011	NA
BlackRock New York Municipal Income Trust	811-10337	7/31/2011	NA
BlackRock New York Municipal Income Trust II	811-21124	8/31/2011	NA
BlackRock Pacific Fund, Inc.	811-02661	12/31/2011	4/26/2012
BlackRock Pennsylvania Strategic Municipal Trust	811-09417	4/30/2012	NA
BlackRock Real Asset Equity Trust	811-21931	10/31/2011	NA
BlackRock Resources & Commodity Strategy Trust	811-22501	10/31/2011	NA

BlackRock Senior High Income Fund	811-07456	2/29/2012	NA
BlackRock Series, Inc.	811-08797
BlackRock International Fund	811-08797	10/31/2011	2/28/2012
BlackRock Small Cap Growth Fund II	811-08797	5/31/2012	9/28/2011
BlackRock S&P Quality Rankings Global Equity Managed Trust	811-21522	10/31/2011	NA
BlackRock Strategic Bond Trust	811-10635	8/31/2011	NA
BlackRock Strategic Equity Dividend Trust (N-8F)	811-21493	10/31/2011	NA
BlackRock Strategic Municipal Trust	811-09401	4/30/2012	NA
BlackRock Utilities and Telecommunications Fund, Inc. (N-8F)	811-06180	7/31/2011	11/28/2011
BlackRock Virginia Municipal Bond Trust	811-21053	8/31/2011	NA
BlackRock World Income Fund, Inc.	811-05603	12/31/2011	4/27/2012
FDP Series, Inc.	811-21744	5/31/2012	9/28/2011
Master Government Securities LLC	811-21300	3/31/2012	7/26/2012
Master Money LLC	811-21299	3/31/2012	7/26/2012
Master Tax-Exempt LLC	811-21301	3/31/2012	7/26/2012
Master Total Return Portfolio of Master Bond LLC	811-21434	9/30/2011	2/1/2012
Master Treasury LLC	811-21298	3/31/2012	7/26/2012
Master Value Opportunities LLC	811-10095	3/31/2012	7/27/2012
Quantitative Master Series LLC	811-07885	12/31/2011	4/27/2012
Ready Assets U.S. Treasury Money Fund	811-06211	4/30/2012	8/28/2012
Ready Assets U.S.A. Government Money Fund	811-03534	4/30/2012	8/28/2012

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